COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Financial Statement

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Commerce Brokerage Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerce Brokerage Services, Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

Kansas City, Missouri
February 28, 2025

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$ 46,082,625
U.S. government securities, at fair value	10,218,985
Receivable from clearing organization, net	27,944,738
Deferred income taxes, net	22,722
Other assets	68,481
Total assets	$ 84,337,551

Liabilities and Stockholder's Equity

Liabilities:

Payable to clearing organization	$ 26,184,998
Accounts payable and accrued expenses	328,219
Current income taxes payable	53,081
Total liabilities	26,566,298

Stockholder's equity:

Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares	25,000
Additional paid-in capital	32,400,138
Retained earnings	25,346,115
Total stockholder's equity	57,771,253
Total liabilities and stockholder's equity	$ 84,337,551

See accompanying notes to financial statements.

(1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is an introducing broker and dealer and is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. The Company's activities consist of providing services as an institutional broker/dealer focused on supporting corporate clients through activities such as bond and other security trading for its customers and securities underwriting services.

Transactions for institutional brokerage are cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

The company operates in a single operating and reporting segment, and all assets and liabilities have been assigned to that single reporting unit. The Company's chief operating decision maker ("CODM") is its President and Chief Executive Officer. The CODM uses the Company's earnings before income taxes to assess financial performance and allocate resources. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's statement of income.

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2) Summary of Significant Accounting Policies

(a) Cash and cash equivalents

Cash includes cash on hand and cash held at NFS in a money market fund. Cash and cash equivalents held at NFS totaled $42,053,642.

(b) Receivables and payables from clearing organization, net

Net receivables and payables from the clearing organization include amounts receivable for cash on deposit, pending purchases and sales, and other receivables and payables with the clearing organization. See Note 6 for additional information regarding these receivables and payables. In March 2022, the contract with NFS was updated to require the Company to hold a clearing deposit of $1,000,000 and a net capital requirement of $5,000,000 with NFS.

(c) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months and when held, state and municipal obligations. They are stated at fair value, which is based on published bid prices. The fair value measurement for U.S. government securities is considered to be a Level 1 and state and municipal obligations, when held, is a Level 2 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value of U.S. government securities are recorded in other income and changes in fair value of state and municipal obligations are recorded in gains on trading accounts, net in the Statement of Earnings.

(d) Other assets

Other assets are comprised of mainly of prepaid expenses. The Company does not have any significant leases.

(e) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

(f) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of net deferred tax assets as of December 31, 2024 included deferred tax assets of $5,953 relating to stock-based compensation and $23,508 relating to accrued expenses and a deferred tax liability of $6,612 related to prepaid expenses. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. There was accrued interest of $350 and penalties of $247 at December 31, 2024.

(g) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

(h) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Subsequent events

No material subsequent events were identified. The Company evaluated potential subsequent events through February 28, 2025, which is the date that the financial statements were available to be issued.

(3) Related-Party Transactions

As of December 31, 2024, the Company had an intercompany payable due to CBI of $52,186 for federal and state income taxes. During 2024, CBI paid the Company $435,052 for income taxes. The Company maintains interest and non-interest bearing deposit accounts at the Parent. These balances amounted to $4,028,983 at December 31, 2024.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards generally vest after 4 to 7 years of continued employment, and during 2024, 30 shares vested. At December 31, 2024, employees of the Company held 895 nonvested shares and there was $24,431 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 2.5 years.

Stock-based compensation is recorded as a contribution to additional paid-in capital, which totaled $10,015 during 2024.

(4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2024:

	Level in Fair Value Measurement Hierarchy	Carrying Amount	Fair Value
Financial assets:			
U.S. government securities, at fair value	Level 1	$10,218,985	$10,218,985

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash and cash equivalents, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of U.S. government securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy. State and municipal obligations, when held, are priced by averaging several broker quotes for similar instruments and are classified as Level 2 measurements.

(5) Receivables from and Payables to Clearing Organization, Net

The following table presents the receivables from and payables due to the clearing organization as of December 31, 2024:

	Receivable from clearing organization	Payable to clearing organization
Pending purchases and sales	$ 26,944,738	$ 26,184,998
Deposits with clearing organization	1,000,000	
Total	$ 27,944,738	$ 26,184,998

Pending purchases and sales are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded on a gross basis on the Statement of Financial Condition. Deposits consist of cash and cash equivalents held at the clearing organization.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had regulatory net capital of $53,012,150, which was $51,241,063 in excess of its required net capital of $1,771,087 and meets the net capital requirement of its clearing organization.

(7) Retirement Plan

Substantially all of the Company's employees are covered by a defined contribution (401(k)) plan offered by CBI, under which the Company makes matching contributions.